February 28, 2014	Paul R. Zeller Senior Vice President & Chief Financial Officer

Mr. Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549	Imation Corp. 1 Imation Way Oakdale, MN 55128 przeller@imation.com 651-704-5141 phone 651-704-7845 fax

RE:	Imation Corp.

Form 10-K for the Year Ended December 31, 2012

Filed March 13, 2013

File No. 1-14310

Additional oral comment received via teleconference with Securities and Exchange Commission Senior Staff Accountant, Ms. Inessa Kessman on February 20, 2014

Dear Mr. Spirgel:

On behalf of Imation Corp. (“Imation” or “the Company”), this letter is in reply to the additional comment received during the teleconference held with SEC Senior Staff Accountant, Ms. Inessa Kessman on February 20, 2014. This additional comment is a follow-up to Comment No. 4 received in the original SEC letter dated December 24, 2013 in which we responded via letter dated January 27, 2014. Our response is set forth below following the text of the oral comment from Ms. Kessman. Additionally, Ms. Kessman has indicated to please file our response within ten days as a supplement via EDGAR.

Additional comment received from SEC Senior Staff Accountant, Ms. Inessa Kessman on February 20, 2014

We note your response to our prior Comment No. 4. In addition to testing the Americas Mobile Security reporting unit and asset groups, tell us if you considered testing your other reporting units and/or asset groups prior to the fourth quarter 2012. Tell us if your internal financial forecasts for the Memorex, TDK and Imation asset groups were revised prior to the fourth quarter of 2012.

Response

As it relates to our goodwill testing and reporting units prior to the fourth quarter of 2012, please note the Americas-Mobile Security reporting unit was the only reporting unit that contained goodwill and, as previously noted, we performed interim impairment testing over this goodwill in both the second and third quarters of 2012. Our other reporting unit that contains goodwill (Nexsan) was acquired on December 31, 2012.

Mr. Spirgel

United States Securities and Exchange Commission

February 28, 2014

Throughout 2012, we considered whether we had a triggering event that would result in the need to test for an impairment of intangible assets in our Memorex, TDK, Memcorp and Imation asset groups under ASC 360-10-35-21. Specifically, we reviewed the current-period cash flows for each of these asset groups and considered our forecasts associated with the use of the assets in each asset group to consider whether a triggering event had occurred. Our quarterly process includes our evaluation of whether a triggering event had occurred. Based on this review we determined that we did not have a triggering event for any of the asset groups prior to the fourth quarter of 2012.

The operations to which our Memorex, TDK and Imation asset groups pertain were ahead of their forecast in both the first and second quarters of 2012, but fell short of our forecast in the third quarter of 2012. As of the third quarter of 2012, we believed the longer-term fundamentals and the planned financials and outlook of these asset groups had not changed and we maintained our previously established internal forecasts. However, in the fourth quarter of 2012, we experienced a significant negative deviation from plan associated with these asset groups, which then changed our views that these negative trends were more permanent in nature and, accordingly, we adjusted our future cash flow assumptions for these asset groups and concluded that a triggering event for impairment testing had occurred.

As it relates to the operations associated with our Memcorp asset group (associated with consumer electronics), such operations were behind plan through the third quarter of 2012, but we believed the longer-term fundamentals and the planned financials and outlook of this asset group had not changed and we maintained our previously established internal forecast. However, in the fourth quarter of 2012, which is seasonally the strongest quarter for this asset group, our deviation from plan associated with consumer electronics widened significantly (as the fourth quarter deviation from plan almost doubled the deviation from plan during the first through third quarters combined). This significant development in the fourth quarter of 2012 changed our views that these negative trends were more permanent in nature and, accordingly, we adjusted our future cash flow assumptions for these asset groups and concluded that a triggering event for impairment testing had occurred. Given the seasonality and significance of the fourth quarter activity for this asset group, we did not believe that the longer-term outlook for Memcorp had changed until we began experiencing significantly lower-than-expected revenues and operating results during the fourth quarter of 2012.

We believe our response set forth above is responsive to the additional comment. If you have any additional questions or would like to discuss this further, please feel free to call me at (651) 704-5141.

Sincerely,

/s/ Paul R. Zeller
Paul R. Zeller
Senior Vice President and Chief Financial Officer